M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

March 26, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

Re:	InterCloud Systems, Inc. (formerly Genesis Group Holdings, Inc.) Amendment No. 1 to Registration Statement on Form S-1 Filed December 5, 2012 CIK No.: 333-185293

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 4, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on December 5, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Form S-1 (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comments contained herein, and which also includes the Company’s consolidated financial statements for the year ended December 31, 2012, replacing the financial statements for the period ended September 30, 2012, which have exceeded the 135 day reliance period.  References to page numbers below (other than those in the Staff’s comments in italics) are to the appropriate pages of Amendment No. 1.

Securities and Exchange Commission
March 26, 2013

General

1.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

The Company acknowledges the Staff’s comment and will provide the requested information as soon as practicable following the determination thereof.  In addition, the Company acknowledges that it will not distribute any preliminary prospectus until the Staff has had an opportunity to review and comment upon an amendment to the Form S-1 that is substantially complete with all required disclosure other than pricing information.

2.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering .

Response:

The Company has not provided, and has not authorized any other person or entity to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act or otherwise.  Should the Company elect to do so in the future, it will supplementally provide such materials to the Staff in response to this comment.

The Company is not aware of any research report about the Company that has been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in this offering.

Securities and Exchange Commission
March 26, 2013

3.
We note that you have omitted the names of the underwriters.  Please include the names of the lead underwriters in your next amendment, or we will defer our review of the registration statement.  We will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

Response:

The Company has amended the cover of the prospectus and the disclosure set forth under the caption “Underwriting” on page 110 to reflect that Aegis Capital Corp. is the lead underwriter for the offering.

4.
We note the company’s press release date October 1, 2012 that it had retained Wellington Shields & Co. LLC as its underwriter in connection with a secondary offering.  Please provide us with your analysis of how this press release is consistent with Section 5(c) of the Securities Act of 1933 and our rules.

Response:

The Company inadvertently filed the referenced press release prior to the filing of its Registration Statement on Form S-1.  The Company believes that any effect from such inadvertent filing is not material given the length of time that elapsed between the issuance of the release and the consummation of the offering, and the fact that Wellington Shields & Co. LLC is no longer acting as the underwriter in connection with the offering contemplated by the Registration Statement nor providing any advisory services in any capacity to the Company.

Prospectus Cover Page

5.
We note your reference here and elsewhere in your prospectus to applying to become listed on the NYSE or NASDAQ.  Recently your shares were trading for $0.02 per share.  Given the respective listing standards please supplementally advise how you anticipate meeting those standards.

Response:

As disclosed in Amendment No. 1, on January 14, 2013, the Company affected a 1-for-125 reverse stock split of its common stock.  As a direct result of the reverse stock split, the trading price of the common stock increased significantly and, as of the market close on March 21, 2013, the closing sale price of the common stock was $3.05 per share.

As disclosed in Amendment No. 1, the Company intends to apply for listing of the common stock on the NASDAQ Capital Market and, based upon preliminary discussions with representatives of NASDAQ, the Company believes it will meet the NASDAQ Capital Market original listing standards.

Securities and Exchange Commission
March 26, 2013

Statistical Data and Market Information, page 2

6.
In the third sentence of the first paragraph, you state that you “have not independently verified the accuracy or completeness of the data.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise.  Please revise this statement accordingly or remove the related disclosures.  This comment also applies to the similar disclosure on page 32.

Response:

The Company has amended the disclosure in the prospectus under the caption “Statistical Data and Market Information” on page 1 as requested to remove the statement that it has not independently verified any third-party statistical or industry data.  The Company has deleted the similar information that previously appeared on page 32 of the Form S-1 as originally filed as such information was duplicative of the information on page 1 of the prospectus.

Prospectus Summary, page 3

Competitive Strengths, page 4

7.
In the second paragraph under this title you mention that you have entered into over 30 master service agreements.  Please advise us of your basis for not filing those agreements as exhibits to your filing.

Response:

The master service agreements have not been filed as exhibits as they are agreements such as ordinarily accompanies the kind of business conducted by the Company and its subsidiaries.  Further, these agreements typically do not require customers to assign a specific amount of work to the Company or purchase a minimum amount of services until a purchase order or statement of work is signed.  Consequently, projected expenditures by customers are not assured until a definitive purchase order or statement of work is placed and the work is completed.  Further, the majority of these contracts may be cancelled by our customers upon minimum notice (typically 60 days), regardless of whether or not we are in default.  In addition, many of these contracts permit cancellation of particular purchase orders or statements of work without any notice.  The entrance into the master service agreements merely allows for the potential for business to be conducted by the Company with such counterparties.

Securities and Exchange Commission
March 26, 2013

Our Growth Strategy, page 5

8.	We note in the first paragraph that you may pursue selective acquisition opportunities. Please revise to briefly indicate the two acquisitions that are currently pending.

Response:

The Company has amended the prospectus under the caption “Prospectus Summary – Our Company – Recent Acquisitions” on page 5 to add the requested disclosure about its two pending acquisitions.

Our Corporate Information, page 6

9.	Please augment your disclosure to briefly state when you began to offer your present services.

Response:

The Company has amended the prospectus under the caption “Prospectus Summary – Our Company – Our Corporate Information” on page 6 to indicate that it commenced operations in its current line of business when it acquired Digital Comm, Inc. in January 2010.

The Offering, page 8

10.
We note that you plan to redeem the Series H Preferred Stock after consummation of the offering.  If you intend to use part of the proceeds of this offering to redeem such preferred stock, please revise your disclosure here and elsewhere in the prospectus, including the Use of Proceeds section, accordingly.

Response:

The Company plans to redeem its Series H Preferred Stock within 90 days of the consummation of this offering, but does not intend to use any of the proceeds of this offering to do so.  The Company has revised the disclosure in the prospectus under the captions “Capitalization” and “Description of Capital Stock” to better indicate the proposed timing of such redemption and to make clear that the Company does not intend to use the net proceeds of this offering to do so.

Securities and Exchange Commission
March 26, 2013

11.
Please disclose in more detail how you determined the number of shares of common stock to be outstanding immediately after the offering; e.g., disclose the number of common shares to be issued on conversion of each series of preferred stock as well as the anticipated impact of the 125-to-1 reverse stock split.

Response:

The Company has amended the prospectus under the caption “Prospectus Summary – The Offering” on page 7 to provide more detail as to how it determined the number of shares of common stock to be outstanding immediately after the offering.  As disclosed on page 2 of Amendment No. 1, the 1-for-125 reverse stock split of the Company’s common stock was affected by the Company on January 14, 2013, and all information in the prospectus now reflects such reverse stock split.

12.
In the second bullet point on page 9, please clarify whether you are referring to the warrants issued in connection with the Midmarket Capital Term Loans issued in September 2012.  If so, please make sure this disclosure is consistent with your description of the terms of the warrants as described elsewhere in the document.  For example, we note your disclosure on page F-36 that the warrants issued in connection with the September 2012 Term Loans entitle the holders to purchase common stock equal to 10% of the fully diluted shares of Genesis common stock as of the date this Form S-1 was filed.

Response:

The warrants referenced in the second bullet point on page 9 of the Form S-1 referred to the warrants issued to Great American Life Insurance Company and Great American Insurance Company in connection with its term loan pursuant to which MidMarket Capital Partner, LLC acted as agent to the lenders. The discrepancy between the number of shares issuable upon the exercise of those warrants, as disclosed in the bullets on page 9 of the prospectus as originally filed and as disclosed on page F-35 of such prospectus, was due to the timing of the issuance of those warrants.  In September 2012, the Company borrowed $13.0 million under the loan and security agreement for its term loan and issued to Great American Life Insurance Company and Great American Insurance Company warrants for the purchase of common stock in an amount equal to 10% of the fully-diluted shares of the Company’s common stock, as reflected on page F-35 of the prospectus.  In November 2012, subsequent to the September 30, 2012 financial statement reporting period, the Company borrowed an additional $2.0 million under an amendment to the loan and security agreement and issued additional warrants to such lenders to purchase common stock in an amount equal to 1.5% of the fully-diluted shares of the Company’s common stock.

As the exact number of shares of common stock issuable upon the exercise of such warrants is now determinable, the Company has amended the prospectus under the caption “Prospectus Summary – The Offering” on page 9 to indicate both the number of shares of common stock issuable upon exercise of such warrants and the adjusted exercise price.

Securities and Exchange Commission
March 26, 2013

Summary Consolidated Financial and Other Data, page 10

13.
Please revise your presentation of income statement and balance sheet data here and in Selected Consolidated Historical Financial Information and Other Data so that the financial statements and other financial data presented in tabular form read consistently from left to right in the same chronological order throughout the filing.

Response:

The Company has amended the prospectus under the captions “Prospectus Summary – Summary Consolidated Financial Data” on page 10 and “Summary Pro Forma Combined Condenced Financial Data” on page 11 as requested so that the financial statements and other financial data is presented in tabular form read consistently from left to right in the same chronological order throughout the filing.

14.	Please tell us your consideration of presenting summarized pro forma information in this section.

Response:

The Company has amended the prospectus on page 11 to include the summarized pro forma information in this section.

Consolidated Statements of Operations Data, page 10

15.	To ensure consistency in your presentation, please show the net loss for the nine months ended September 30, 2012 in parentheses.

Response:

The Company has amended the prospectus under the caption “Prospectus Summary – Summary Consolidated Financial Data” on page 10 to replace the nine months ended September 30, 2012 information with year ended December 31, 2012 information and to add parentheses around the net loss for the year ended December 31, 2012.

Securities and Exchange Commission
March 26, 2013

Consolidated Balance Sheet Data, page 11

16.	Please either remove the subtotal of redeemable/temporary equity, or revise the caption as this subtotal does not represent “total stockholders’ deficiency.”

Response:

The Company has amended the prospectus under the caption “Prospectus Summary – Summary Consolidated Financial Data – Balance Sheet Data” on page 10 as requested to revise the caption.

17.
We note that the number of shares and value of the Redeemable Series A convertible preferred stock outstanding at December 31, 2011 differ from amounts presented in your financial statements.  Please revise or advise.

Response:

The Company has amended the prospectus under the caption “Prospectus Summary – Summary Consolidated Financial Data – Balance Sheet Data” on page 10 to remove the reference to the Redeemable Series A convertible preferred stock outstanding at December 31, 2011, and has verified the amounts presented in the financial statements.

Non-GAAP Financial Measures, page 12

18.
In the second and fifth paragraphs on page 12, we note that you refer to the various adjustments to arrive at Adjusted EBITDA as non-recurring.  Please either remove your reference to these adjustments as nonrecurring since it appears certain of the adjustments recur each period (e.g., the unrealized (gain) loss on fair value of derivative and stock based compensation charges) or revise your disclosure to specify which adjustments are considered nonrecurring and why.  Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Response:

The Company has amended the prospectus to remove non-GAAP financial measures.

Risk Factors, page 13

19.
Please delete the reference to “other risks and uncertainties” in the opening paragraph of this section.  All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

Response:

The Company has amended the prospectus under the caption “Risk Factors” on page 13 as requested to delete the reference to “other risks and uncertainties” in the opening paragraph.

Securities and Exchange Commission
March 26, 2013

Use of Proceeds, page 33

20.
Please revise to more clearly and specifically articulate the intended use of proceeds.  See Item 504 of Regulation S-K, including Instruction 6 regarding the disclosure Page 5 required when proceeds will be used to finance acquisitions.  Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.  In addition, you state here and throughout your prospectus that you intend to use a portion of the proceeds to fund the pending Telco and IPC acquisitions, but you also say that you have “no commitments to use the proceeds ... for any such acquisitions”; please revise to clarify these apparently contradictory statements.  Please also revise the penultimate paragraph, given the requirements of Instruction 7 of Item 504 of Regulation S-K.

Response:

The Company has amended the prospectus under the caption “Risk Factors” on page 24 as requested to articulate the intended uses of proceeds of the offering and to delete the language under such caption in the original filing of the Form S-1 that indicated that the Company had no commitments to use the proceeds of this offering to complete the Telco and IPC acquisitions.  In addition, the penultimate paragraph under such caption in the original filing of the Form S-1 was deleted in Amendment No. 1 because the Company’s plans for the use of the proceeds of the offering are not subject to change, a substantial portion of such proceeds are allocated for specific uses and the Company does not believe management will have broad discretion in the use of such proceeds.

21.
Please state the approximate amount of proceeds expected to be used to fund the purchase price for the pending Telco and IPC acquisitions. Please also discuss the nature of the Telco and IPC businesses and indicate the status of any negotiations with respect to each of these acquisitions. Given that you have reserved the right to change the use of proceeds, please disclose the specific contingencies that could impact your use of the proceeds for the stated purposes. Refer to Item 504 of Regulation S-K and related Instructions to Item 504.

Response:

As discussed above, the Company has amended the prospectus under the caption “Use of Proceeds” on page 31 to state the approximate amount of proceeds expected to be used to fund the purchase price for the pending Telco and IPC acquisitions.  A discussion of the nature of the Telco and the IPC businesses, and the fact that the Company has entered into definitive agreements for the acquisition of such business, was included by cross-referencing such information in the prospectus under the caption “Business – Our Recent and Pending Acquisitions.”  The Company has deleted from the prospectus the statement that it has no commitments to use the net proceeds of this offering to complete such acquisitions.

Securities and Exchange Commission
March 26, 2013

Capitalization, page 36

22.
We note that your capitalization table is presented as of a date subsequent to the most recent balance sheet included in the filing.  Please disclose transactions subsequent to the most recent balance sheet date to enable an investor to reconcile the balances to the most recent financial statements included in the filing.

Response:

The Company has amended the prospectus under the caption “Capitalization” on page 33 to present the capitalization table as of December 31, 2012, the date of the most recent balance sheet included in the prospectus.  The Company has disclosed in the table relevant transactions subsequent to December 31, 2012 on a pro forma basis.

Selected Consolidated Historical and Pro Forma Financial Information and Other Data, page 39

23.
Please omit the line item description captioned as “stockholders’ deficiency” that immediately precedes your various redeemable and puttable securities so as to avoid any inference that these securities are part of permanent stockholders equity.

Response:

The Company has amended the prospectus under the caption “Selected Consolidated Historical Financial Information” on page 39 as requested to omit the line item description captioned as “stockholders’ deficiency” that immediately precedes the Company's various redeemable and puttable securities.

Unaudited Pro Forma Condensed Combined Financial Information, page 41

24.
Please make conforming revisions to this section based on the comments below on the full set of pro forma financial statements provided starting on page F-116.  In addition, please put appropriate captions at the top of each of the pro forma statements provided on pages 42 through 44 to identify the company name, financial statement and applicable period presented.  Finally, please review the two sets of pro forma financial information for internal consistency as certain amounts disclosed in the presentations do not agree with one another.

Response:

The Company has amended the prospectus under the caption “Unaudited Pro Forma Condensed Combined Financial Information” to make conforming revisions based on the comments below on the full set of pro forma financial statements.  In addition, captions have been included at the top of each of the pro forma statements provided on pages 42 through 43 to identify the company name, financial statement and applicable period presented.  Finally, the Company has reviewed the two sets of pro forma financial information for internal consistency and made revisions as necessary.

Securities and Exchange Commission
March 26, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 45

25.
We note your statement on page 64 that as an “emerging growth company, we are electing to “opt-in” to compliance with GAAP accounting pronouncements applicable to public companies.  This election is irrevocable.” Please clarify this statement by further describing the election you have made.  For example, if you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please so state.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 64, the Company has revised the prospectus to indicate the Company’s election to affirmatively and irrevocably opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act.

Results of Operations, page 53

26.
Please revise this section to also discuss the salaries and wages line item on the statements of operations since this is the most significant component of your expenses and period to period amounts have varied significantly.  Refer to Item 303(a)(3) of S-K.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 57, the Company has amended the prospectus to add disclosure regarding the salaries and wages line item on the statement of operations.

Securities and Exchange Commission
March 26, 2013

Revenue, page 54

27.
Where you discuss the reasons for period to period variations in revenues, please quantify the extent to which the variations are attributable to recent acquisitions.  Please also quantify the extent to which increases in revenues are attributable to increases in prices or increases in the volume of services being sold.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Revenue” on page 58, the Company has amended the prospectus to add the requested disclosure regarding the reasons for variations in revenues.

Cost of revenue and gross profit, page 54

28.	Please include a discussion of gross profit percentages and an analysis of the reasons for period-to-period changes in gross profit percentages.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cost of revenue and gross profit” on page 58, the Company has amended the prospectus to add the requested disclosure regarding gross profit percentages.

Other Expenses, page 57

29.	Please discuss the impact on other expenses of amortization of debt discounts and deferred loan costs.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Expense and” on page 59, the Company has amended the prospectus to add the requested disclosure.

30.
In the last paragraph under this heading, you discuss results of discontinued operations, but there are no discontinued operations reflected in the audited financial statements.  Please advise or revise.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Changes in Fair Value of Derivative Liabilities” on page 59, the Company has amended the prospectus to delete the reference to discontinued operations.

Securities and Exchange Commission
March 26, 2013

Unaudited Quarterly Results of Operations, page 58

31.
To the extent you elect to provide selected quarterly financial information, such disclosure should be made for each quarter within the two most recent fiscal years and any subsequent interim periods.  Please revise.  Refer to Item 302(a) of Regulation S-K.

Response:

Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company has amended the prospectus to delete the quarterly financial information as, upon further review, the Company has determined that it is not required to provide quarterly financial information.

Business, page 69

32.
We note your disclosure here and throughout your prospectus that you have international operations as a result of your acquisition of Rives-Monteiro Engineering LLC.  Please describe the nature and location of your international operations.

Response:

In the past, Rives-Montiero Engineering LLC has provided services to customers located outside the United States.  The amount of revenue from these activities was not material.  The Company used employees based in the United States to perform the work, and does not have physical operations located outside of the United States.  After the acquisition of ADEX in September 2012, the Company has a presence in Puerto Rico.  From the acquisition date through  December 31, 2012, the Company’s Puerto Rican subsidiary generated approximately $887,000 of revenue. See the caption "Management's Discussion and Analysis of Financial  Condition and Result of Operations - Factors Affecting our Performance" on page 51.

Securities and Exchange Commission
March 26, 2013

Our Industry, page 70

33.
We note your reference to “a 2012 white paper prepared by Cisco Systems, Inc.,” an “IHS iSuppli Mobile & Wireless Communications service report” and a “Telecommunications Industry Association 2012 ICT Market Review” as the source for data presented in your prospectus.  In addition, we note your statements that you are “a leading end-to-end solution provider” and have an “industry-leading” recruiting database”.  Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.  Please revise throughout your prospectus as necessary.

Response:

The Company will supplementally provide the referenced Cisco Systems, Inc. 2012 white paper, the IHS iSuppli Mobile & Wireless Communications service report and the Telecommunications Industry Association 2012 ICT Market Review to the Staff in response to this comment.  In addition, throughout the prospectus the Company has deleted the referenced qualitative and comparative statements.

Customers, page 74

34.
Please clarify here, as you do elsewhere in your prospectus, that your customers may terminate their contracts with you without cause and at any time, and that they are not required under the contracts to purchase a minimum amount of services from you.

Response:

The Company has amended the prospectus under the caption “Business – Customers” on page 77 and throughout the prospectus as requested to disclose that the Company’s master service agreements may be terminated by its customers without cause and at any time, and that such agreements do not require such customers to purchase a minimum amount of services from the Company.

Management, page 77

35.	It appears that the footnotes to the table of executive officers and directors on page 77 do not correspond to any persons named in the table. Please revise or advise.

Response:

Under the caption “Management” on page 81, the Company has revised the prospectus as requested to indicate to which directors listed on the table the footnotes to the table of executive officers and directors correspond.

Securities and Exchange Commission
March 26, 2013

36.	Please briefly state the business of each of Auerbach Acquisition Associates, II L.P., Cisco Systems, Juniper Networks, Inc., Munro Capital Inc., and Summit Broadband Holdings, LLC.

Response:

Under the caption “Management” on page 81, the Company has revised the prospectus as requested to briefly state the business of each of Auerbach Acquisition Associates, II L.P., Cisco Systems, Juniper Networks, Inc., Munro Capital Inc., and Summit Broadband, LLC.

Executive Compensation, page 83

Employment and Severance Agreements, page 83 Page

37.	We note that Mr. Caudill was terminated. If he received severance please disclose the terms of his severance.

Response:

The Company respectfully confirms that Mr. Caudill received no severance upon his termination.

Equity incentive plans, page 85

38.
We note that it appears that there are blanks where we would expect disclosure.  We presume they were left blank because you filed your registration statement prior to year end and the information was not available.  As soon as practical, please update with your 2012 compensation information.

Response:

Under the caption “Executive Compensation - Equity Incentive Plans” on page 90, the Company has amended the prospectus as requested to complete the items that were previously blank.

39.
We note your disclosure the “following summary of the 2012 Plan and the shares available under that plan is qualified in its entirety by the full text of the relevant plan document...” As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.  Please revise accordingly.

Response:

Under the caption “Executive Compensation - Equity Incentive Plans” on page 90, the Company has amended the prospectus as requested to delete the qualification that the summary of the 2012 Plan is qualified in its entirety by the full text of the relevant plan document.

Securities and Exchange Commission
March 26, 2013

Certain Relationships and Related Party Transactions, page 88

Related Party Transactions, page 88

40.
When discussing a related party transaction please ensure that you identify the related party.  For example, when you discuss the loans from Tekmark and Munro Capital, please explain why these are related party transactions.

Response:

Under the caption “Certain Relationships and Related Party Transactions - Related Party Transactions” on page 93, the Company has amended the prospectus as requested to explain why the loans from Tekmark and Munro Capital are related-party transactions.

41.
Please tell us why you have not included in this section the issuance of Series D Preferred Stock to a director and the issuance of Series F Preferred Stock to TNS Inc.  With respect to the transactions disclosed under “Loans,” please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Response:

Gideon Taylor and Billy Caudill, each holders of the Company's Series D Preferred Stock, were not directors of the Company at the time of the filing of the Form S-1.  Supplementally, the Company would like to advise the Staff that all of the Company's Series D Preferred Stock has since been converted into common stock.  The Series F Preferred Stock was issued to shareholders of TNS, Inc. as part of the acquisition consideration.  Such acquisition was not a related-party transaction, and no recipient of such Series F Preferred Stock was a related party.  Under the caption “Certain Relationships and Related Party Transactions - Loan Transactions” on page 93, the Company has amended the prospectus as requested to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

42.	Please file as a material contract the funding agreement with Tekmark and Munro Capital. See Item 601(b)(10) of Regulation S-K.

Response:

The Company has included as exhibits to the Registration Statement each of the agreements between the Company on one hand, and Tekmark and Munro Capital on the other.

Securities and Exchange Commission
March 26, 2013

Principal Stockholders, page 90

43.
Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Forward Investment LLC and MidMarket Capital Partners, LLC.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:

Under the caption “Principal Stockholders” on page 95, the Company has amended the prospectus as requested to add that Douglas Shooker has the ultimate voting or investment control over the shares held by Forward Investment LLC, and the board of directors and certain senior members of management of each of Great American Life Insurance Company and Great American Insurance Company share voting and investment control over the securities held by Great American Life Insurance Company and Great American Insurance Company.

44.
It appears from your disclosure on page 83 that some or all of your directors may hold options that are exercisable within 60 days.  Please tell us whether the disclosure in this table accounts for such options or advise.

Response:

The Company respectfully advises the Staff that it does not have any employee or director options outstanding.  The Company had options outstanding at December 31, 2012 for an immaterial amount to a consultant.

Description of Capital Stock, page 92

45.
Please clarify under “Advance Notice Procedures” on page 94 that this change to your charter constituted the elimination of the stockholders’ ability to call a special meeting, as indicated in your DEF 14C filed on December 17, 2012.  Please also include in this section a description of the changes to your charter and bylaws that will result in supermajority voting by stockholders.

Response:

Under the caption “Description of Capital Stock” on page 97, the Company has amended the prospectus to clarify the changes to its charter and bylaws that resulted in the elimination of the stockholders’ ability to call a special meeting and items now requiring a supermajority vote of stockholders for passage.

Securities and Exchange Commission
March 26, 2013

Choice of Forum, page 96

46.
We note your disclosure regarding the choice of forum clause in your amended and restated charter.  Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation.  Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response:

Under the caption “Description of Capital Stock – Choice of Forum” on page 103, the Company has amended the prospectus to disclose that although the Company has included a choice of forum clause in its amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Genesis Group Holdings, Inc.

Audited Financial Statements, page F-3

General

47.
Please verify all amounts disclosed throughout the financial statements and related disclosures for internal consistency and mathematical accuracy.  Please also comply with this comment as it relates to your interim financial statements, all acquiree financial statements, your pro forma financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Certain discrepancies are noted in specific comments below but should not be construed as the only discrepancies that should be addressed.

Response:

The Company has reviewed the prospectus, including, but not limited to, the interim financial statements, all acquiree financial statements, pro forma financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, to verify all amounts disclosed and has amended such amounts or related disclosure where necessary to ensure internal consistency and mathematical accuracy.

Securities and Exchange Commission
March 26, 2013

48.
Please tell us the pertinent terms of and how you accounted for the following transactions/items, as well as the basis in GAAP for your accounting in each case.  Please also provide clarifying footnote disclosures, as appropriate, some of which are specifically identified throughout our comments below.

●	January 2010 reverse acquisition with Digital Comm, Inc.
o
Please show us how, post reverse merger, the total shares outstanding equal the shares of Genesis Group Holdings, Inc. that were outstanding prior to the transaction plus the shares issued in the merger.  Also show us how Digital Comm, Inc.’s historical share activity was retroactively restated to give effect to the exchange ratio in the reverse acquisition.  Finally, please show us how the 20% stake retained by the historical shareholders of Genesis Group Holdings, Inc.  is reflected in the statements of equity on the transaction date as the issuance of stock by Digital Comm, Inc. for the net monetary assets/liabilities of Genesis Group Holdings, Inc.

●	August 2011 acquisition of Tropical Communications, Inc. (Tropical)
o	Address your accounting for the contingent purchase consideration/earn-out provisions.

o	Explain why the results of Tropical are included in the consolidated results of the Company effective August 1, 2011 when the acquisition date was August 22, 2011.

●	December 2011 acquisition of 49% interest in Rives Monteiro Engineering (RM Engineering)
o	Address your accounting for the minority interest in RM Engineering.

o	Explain your accounting for the contingent purchase consideration/earn-out provisions.

o
Tell us in detail how you concluded that RM Engineering is a variable interest entity.  Tell us further how you determined you should consolidate this entity.  Please relate the consolidation guidance in GAAP on which you relied to the particular facts and circumstances in this case.  Please also clarify your disclosure on page F-14 that “RME is an entity under common control which is consolidated in accordance with FASB guidance related to variable interest entities.”

o
Help us understand the business reasons for acquiring a 49% ownership interest with an option to purchase the remaining 51% ownership interest for a de minimus amount rather than acquiring a 100% ownership interest.

Securities and Exchange Commission
March 26, 2013

●	August 6, 2010 issuance of UTA Note and Warrant Purchase Agreement
o
Address your accounting for the original issuance of the note and warrant purchase agreement as well as your accounting for each modification to the note agreement, including incremental common share and warrant issuances.  Explain why you issued 24,940,263 shares of common stock to retire and cancel the warrant when the original warrant agreement covered the purchase of up to 20,952,381 shares of common stock (refer to page F-17), and why you may have to issue additional shares such that the sum of shares issued to UTA equals 11.1% of the issued and outstanding capital stock of the Company on a fully diluted basis as of September 17, 2012 (refer to page F35).  Explain the related impacts on your accounting.

●	Accounting for derivative liability
o
Clarify whether the derivative liability discussed in note 9 on page F-19 and shown in the table on page F-12 relates to the warrants issued in the UTA Note and Warrant Purchase Agreement, or whether the derivative liability relates to an embedded conversion feature in the UTA Note or some other note.  Explain the terms of the freestanding instrument or embedded item that resulted in derivative accounting.

Response:

●	January 2010 reverse acquisition with Digital Comm, Inc.:

Prior to the reverse acquisition with Digital Comm, Inc., the Company had 20,073,976 shares outstanding (160,592 shares, when factoring in the January 2013 reverse split), of which 15,391,438 shares (123,132 shares, when factoring in the January 2013 reverse split) were issued pursuant to the conversion of a note payable in December of 2009 not initially shown on the Company's Consolidated Statement of Changes in Stockholders’ Deficit for the period from January 1, 2010 to December 31, 2011, 1,499,062 shares (11,992 shares, when factoring in the January 2013 reverse split) were held by other shareholders and are identified as the recapitalization shares in the Company’s Consolidated Statement of Changes in Stockholders’ Deficit and, 3,183,476 shares (25,468 shares, when factoring in the January 2013 reverse split) of its common stock to former management and debt holders which were issued in January 2010, immediately prior to the reverse acquisition and are shown on the third line in the Company’s Consolidated Statement of Changes in Stockholders’ Deficit.  Additionally, the Company issued 60,000,000 shares (480,000 shares, when factoring in the January 2013 reverse split) in 2009 in consideration for a $4,800,000 subscription receivable, which was never consummated and subsequently cancelled in 2010.  Such shares are excluded from the aforementioned shares of common stock outstanding immediately prior to the reverse acquisition.

Securities and Exchange Commission
March 26, 2013

The shares issued pursuant to the reverse acquisition in exchange for all the issued and outstanding shares of Digital Comm, Inc. amounted to 50,000,000 (400,000 shares, when factoring in the January 2013 reverse split).  Those shares were issued to Mr. Caudill, who became the Company's chief operating officer following the reverse acquisition.  Additionally, the Company issued 25,500,000 shares (204,000 shares, when factoring in the January 2013 reverse split) of its common stock to Mr. Taylor, who became the Company's chief executive officer following the reverse merger.  The consideration for such shares was $100.  Furthermore, the Company issued 8,700,000 shares (69,600 shares, when factoring in the January 2013 reverse split) of its common stock to two entities as a fee under the terms related to the issuance of shares of common stock to Mr. Taylor. The aggregate issuance of shares of common stock under the three transactions amounted to 84,200,000 (673,600 shares, when factoring in the January 2013 reverse split).

After carefully evaluating all facts and circumstances surrounding the issuance of shares contemporaneously with the reverse acquisition, the Company believes that the aggregate amount of shares of 84,200,000 (673,600 shares, when factoring in the January 2013 reverse split) constitutes the restated amount of shares issued and outstanding of the accounting acquirer and has been restated retroactively as such at January 1, 2009 in its 2009 financial statements, which were filed with the Company’s 2009 Annual Report on Form 10-K on December 6, 2010.

The Company revised its Consolidated Statement of Changes in Stockholders’ Deficit to aggregate on one line the shares issued pursuant to the recapitalization of Digital Comm, Inc., which is the aforementioned 20,073,976 (160,592 shares, when factoring in the January 2013 reverse split) and restated the balance at December 31, 2009 by the 15,391,438 shares (123,132 shares, when factoring in the January 2013 reverse split) issued by the legal acquirer in December 2009 but which should have been reflected in 2010.  The restated balance at December 31, 2009 was changed from 159,591,438 shares (1,276,731 shares, when factoring in the January 2013 reverse split) to 144,200,000 (1,153,600 shares, when factoring in the January 2013 reverse split).

The Company's respectfully submits that there was no exchange ratio in the reverse acquisition.  However, the Company made the following statement in its amended 2011 audited financial statements:

“For financial accounting purposes, the Merger was treated as a recapitalization of Genesis Group Holdings, Inc. with the former stockholders of Genesis Group Holdings, Inc. retaining approximately 20% of the outstanding stock.  This transaction has been accounted for as a reverse acquisition and accordingly the transaction has been treated as a recapitalization of Digital Comm, Inc., with Digital Comm, Inc. as the accounting acquirer.  The historical financial statements are a continuation of the financial statements of the accounting acquirer, and any difference of the capital structure of the merged entity as compared to the accounting acquirer’s historical capital structure is due to the recapitalization of the acquired entity.”

Securities and Exchange Commission
March 26, 2013

The aforementioned stake of 20% is derived from the following computation:

Numerator:  20,073,976 shares (160,592 shares, when factoring in the January 2013 reverse split) of common stock outstanding immediately prior to the reverse merger;

Denominator:  20,073,976 shares (160,592 shares, when factoring in the January 2013 reverse split) of common stock outstanding immediately prior to the reverse merger; 84,200,000 (673,600 shares, when factoring in the January 2013 reverse split) shares of common stock issued to Mr. Caudill, Mr. Taylor, and two entities;
for an aggregate denominator of 104,273,976 shares (834,192 shares, when factoring in the January 2013 reverse split) of common stock.

The denominator excluded 60,000,000 shares (480,000 shares, when factoring in the January 2013 reverse split) of common stock issued in 2009 but cancelled during 2010.

The Company also respectfully submits that pursuant to ASC 805-40-25-2, Business Combinations-Reverse Acquisitions-Recognition-Noncontrolling Interest, “…some of the owners of the legal acquiree (the accounting acquirer) might not exchange their equity interests for equity interests of the legal parent (the accounting acquirer).  Those owners are treated as a noncontrolling interest in the consolidated financial statements…”

In the Company’s aforementioned reverse acquisition, all of the owners of the legal acquirer, Digital Comm, Inc., exchanged their equity interests for the equity interests of the legal parent, InterCloud Systems, Inc.  Accordingly, there is no noncontrolling interest in the consolidated financial statements resulting from the reverse acquisition.

Securities and Exchange Commission
March 26, 2013

●	August 2011 acquisition of Tropical Communications, Inc. (Tropical)

The earn-out provision related to the Tropical acquisition consists of the following:

1) 500,000 warrants (4,000 shares, when factoring in the January 2013 reverse split) exercisable at a price of $.30 per share ($37.50, when factoring in the January 2013 reverse split), subject to adjustment if the trading price of the Company’s stock was less than $0.40 per share ($37.50, when factoring in the January 2013 reverse split) for each $500,000 in EBITDA, as defined, from Tropical during the 2-year period following the acquisition date, and

2) An amount payable in cash or stock equal to 50% of the net income of the Company during the 18-month period following the closing.

At the time of the acquisition, the Company anticipated the likelihood that the EBITDA from Tropical during the 2-year period following the closing date would exceed $500,000 was probable but the likelihood that such EBITDA would exceed $1,000,000 was remote.  Accordingly, the seller would have been granted 500,000 warrants (4,000 shares, when factoring in the January 2013 reverse split) under such earn-out clause.  Additionally, the Company believes that the value of the probability-weighted earn-out payable in cash or stock during the 18-month period following the closing amounted to approximately $15,000 and has restated its 2011 financial statements accordingly.

The fair value of the 500,000 warrants (4,000 shares, when factoring in the January 2013 reverse split), using the Black-Scholes model, with a market price of $.08 per share ($10, when factoring in the January 2013 reverse split), a term of two years, volatility rate of 57% and a risk-free interest rate of 1%, is less than $1,000. These warrants do not have anti-dilution provisions and the number is fixed.

The results of Tropical included in the consolidated results of the Company are effective August 22, 2011, and not August 1, 2011.  The Company corrected the typographical error in its notes to the financial statements.

●	December 2011 acquisition of 49% interest in Rives-Monteiro Engineering (RM Engineering)

The Company relied on ASC 805-20-25 Business Combination, Identifiable Assets and Liabilities, and any Noncontrolling Interest to account for the fair value of the non-controlling interest in RM Engineering.  ASC 805-20-25 provides, among other things, that the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The Company determined the preliminary fair value of the identifiable assets and liabilities, before non-controlling interest, to amount to $215,336, and, accordingly, the non-controlling interest of 51% had a fair value of $109,821.  The Company initially recorded a fair value of $105,522 to the noncontrolling interest in its 2011 financial statements.  This resulted in an understatement of $4,299 in the non-controlling interest, which was not significant at December 31, 2011.

Securities and Exchange Commission
March 26, 2013

The earn-out provision related to the RM Engineering acquisition provides for the issuance of 500,000 warrants (4,000 shares, when factoring in the January 2013 reverse split) exercisable at a price of $.30 per share ($37.50, when factoring in the January 2013 reverse split) for every $500,000 of EBITDA.

Initially, the Company did not attribute any value to the earnout in its 2011 financial statements.  However, the Company obtained an appraisal from a third party which determined that the probability-weighted value of the earnout amounted to approximately $126,000 at December 31, 2011 and has restated its 2011 financial statements accordingly.

Additionally, the Company believes that the operations of RM Engineering should be consolidated with its operations based on ASC 810-10-25 Variable Interest Entities.

Please find below excerpts from such ASC which are relevant to the Company's analysis leading to its conclusion.

ASC 810-10-25-38A
A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. …. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Securities and Exchange Commission
March 26, 2013

ASC 810-10-25-43: For purposes of the Variable Interest Entities Subsections, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:

a. A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary

ASC 810-10-25-45: Sufficiency of Equity Investment at Risk

An equity investment at risk of less than 10 percent of the legal entity's total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.

ASC 810-10-15-14:  If interests other than the equity investment at risk provide the holders of that investment.

With these characteristics or if interests other than the equity investment at risk prevent the Equity holders from having these characteristics, the entity is a VIE.

c. The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with no substantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.

Securities and Exchange Commission
March 26, 2013

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.”

As the Company mentioned before, the Company makes all significant decisions and has  influence to direct the activities of RM Engineering because of the call option. The Company concluded that RM Engineering is a VIE since it meets the following criteria: (i) the entity has insufficient equity to finance its activities without additional subordinated financial support from other parties, the 51% owner guarantees its debt (ii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, and (iii) substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.  The Company believes that RM Engineering, which has approximately $50,000 in tangible assets and $360,000 in liabilities at December 31, 2012, does not have sufficient investment at risk. The Company has the intent and the wherewithal to provide and secure financing for its operations.  Furthermore, because of the call option, the Company has a right to purchase the 51% ownership interest it does not currently own for $1 and that right has no expiration or restraining rights and it could be exercised, among other circumstances, immediately preceding the sale of the equity of RM Engineering.  Accordingly, the Company believes that it has rights to receive the majority of the expected residual returns of RM Engineering.  As a result, the Company believes that the operations of RM Engineering should be consolidated within its own operations from the date it acquired its 49% interest in December 2011.

Currently, since the Company only has a 49% interest in RM Engineering, RM Engineering maintains its status as a certified woman-owned business in the State of Alabama, which affords it certain marketing opportunities.  If the Company were to exercise its option to purchase the remaining 51% of RM Engineering, it would lose such status. Presently, this would not impact the Company’s decision to exercise its call option, as there are no sales at risk based on RM Engineering’s status as a certified woman-owned business.

●	August 6, 2010 issuance of UTA Note and Warrant Purchase Agreement

The initial UTA Note and Warrant Purchase Agreement provided for the following, among other things:  10% interest, monthly principal payments of $75,000, with the remaining principal amount due one year from the date of loan, the issuance of warrants in a number equal to 16% of the fully-diluted outstanding shares of common stock of the Company, with full ratchet price-based anti-dilution protection for as long as the warrants or the notes are outstanding.

Securities and Exchange Commission
March 26, 2013

The proceeds of the UTA Note were recorded as debt in the Company’s 2010 Consolidated Balance Sheet.  The warrants issued in connection of the UTA Note were initially valued at $836,685.  However, the Company attributed a debt discount of $455,540 instead of the full amount of the fair value of the warrants, as it should have.  The Company has revised its financial statements to correct this error.

The first, second, and third UTA Note and Warrant Purchase Agreement amendments (the “UTA Modifications”) did not alter the Company’s obligation to issue the warrants referenced in the preceding paragraph, however, the first UTA Modification provided for the issuance of an additional number of shares of the Company’s common stock equal to 1% of the shares issued by the Company after the issuance of the note as long as the note is outstanding.  This was not changed in either the second or third modification.  Each of the UTA Modifications stated the then current status of the number of shares and warrants issuable. However, the increase in the number of warrants stated in the UTA Modifications was initially misinterpreted by the Company as additional Company obligations pursuant to the modifications, instead of a simple statement of the number of shares and warrants issuable pursuant to the UTA Note and Warrant Purchase Agreement as of the date of the agreements.

In 2011 the Company recorded the shares issuable and issued pursuant to the UTA Modifications that were earned by the lender during such period.  During 2011, the Company recorded the deemed issuance of 1,282,094 shares (10,257 shares, when factoring in the January 2013 reverse split) of its common stock pursuant to the loan modification.  The shares were valued at a fair market price of $0.12 per share ($15.00, when factoring in the January 2013 reverse split).  The aggregate consideration for the issuance of the shares of common stock to the lender pursuant to such modifications amounted to $153,851 and has been recorded as a debt discount.

The UTA Modifications, other than the aforementioned non-cash items, consisted primarily of changing the maturity date (from August 2011 to September 2011, then to July 2012, then to January 2013) and the monthly principal payments (from monthly principal payments of $75,000, to monthly principal payments tied to monthly cash receipts, based on a certain formula, but no greater than the greater of $50,000 or 10% of the Company’s monthly revenues).  The third UTA Modification changed the monthly principal payment to $40,000.  No changes were made to the interest rate or the aggregate principal owed, other than a principal payment of $25,000 due upon entering into the third UTA Modification.

Securities and Exchange Commission
March 26, 2013

Please refer to the Company's response to comment 67 regarding the valuation of the shares of the Company’s common stock issued to the lender and the Company's response to comment 57 regarding the valuation of and the accounting for the warrants and the shares issuable to the lender.

The Company relies on ASC 470-50 Debt Modifications and Extinguishments to account for the UTA Modifications.  ASC 470-50-40-10 provides that “If the terms of a debt are changed or modified and the cash flow effect on a present value basis is less than 10%, the debt instruments are not considered to be substantially different…”

Other than the increase in the number of warrants and the issuance of shares pursuant to the initial UTA Note and Warrant Purchase Agreement, which were not properly recorded, the second and third UTA Modifications did not effect the present value basis of the debt by more than 10%.  Additionally, the UTA Modifications did not modify, add or eliminate any terms of the warrants or the number of shares issuable.  However, the first UTA Modification did effect the present value of the debt by more than 10% and the transaction should have been recorded as a debt extinguishment, and not as debt modification.  Additionally, the UTA second and third are accounted for as modifications of debt.

ASC 470-50-40-17b. also provides that “If the … modification is not… accounted for …as a debt extinguishment, then the fees paid by the debtor to the creditor shall be associated with the…modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the …modified debt instrument using the interest method.”

The Company has revised its 2010 and 2011 financial statements to account for the first UTA Modification as a debt extinguishment and the second and third UTA Modifications as debt modifications.

Accounting for derivative liability:

The Company revised its notes to the Consolidated Financial Statements to clarify that the derivative liability stems from the terms of the warrants, which is a freestanding instrument, and to explain the terms of the warrants which resulted in derivative accounting (See page F-23).

Securities and Exchange Commission
March 26, 2013

The terms of the warrants provide that the number of shares which the warrants are exercisable amount to 16% of the Company’s fully-diluted outstanding shares of common stock, whether for the common stock equivalents are fully vested and exercisable or not, and the exercise price, which is initially $0.15 per share, shall be reset to the lowest price per share at which equity is issued in the Company’s subsequent financing.  The terms provide for such adjustments for as long as the loan and the warrants are outstanding.

While the warrants did not provide variability involving sales volume, stock index, commodity price, revenue targets, amongst other things, they do provide for variability involving the effective amount of common stock equivalents issued in future equity offerings.  Accordingly, the settlement of the warrants would not equal the difference between the fair value of a fixed number of shares of the Company’s common stock and a fixed stock price. Accordingly, they are not indexed to the Company’s stock price. The Company accounts for such variability associated with its warrants as derivative liabilities.

The UTA Note is not convertible and accordingly, does not have embedded conversion features.

49.
It appears that there are a number of significant disclosures required by GAAP which are not provided in your financial statements.  As such, with reference to the specific page numbers in your document where the disclosures are provided, please tell us how you have complied with, or revise your disclosures to comply with the disclosure requirements of the following standards.  In some cases, we have listed examples of required disclosures that are not provided.  Please be advised these examples are not intended as a complete list of the additional disclosures that should be provided to comply with GAAP.  You should refer to the accounting standards for a complete list of required disclosures some of which are specifically addressed in our comments.

●	ASC Topic 805, Business Combinations
o
The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, including each major intangible asset and goodwill.  For each acquisition, the net amounts recognized should equal the total purchase price for the acquisition.

●
Where the purchase price allocation is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.

o	The amounts of revenue and earnings of each acquiree since the acquisition date included in the consolidated income statement for the reporting period.

Securities and Exchange Commission
March 26, 2013

o
Pro forma results of operations as if the acquisition(s) occurred at the beginning of the period presented.  Your current disclosures do not appear to be pro forma results but rather the mathematical sum of the historical results.

●	ASC Topic 350, Intangibles – Goodwill and Other
o	The amount of goodwill and other intangibles should be presented as separate line items in the balance sheets.

o	Identification of intangibles subject to amortization and not subject to amortization.

o
For intangible assets subject to amortization: the amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class; the gross carrying amount and accumulated amortization, in total and by major intangible asset class; aggregate amortization expense for the period; and estimated aggregate amortization expense for each of the five succeeding fiscal years.

●	ASC Topic 718, Compensation – Stock Compensation

●	ASC Topic 470, Debt
o
Please be sure to identify and/or clarify any cross-default provisions in your debt agreements (refer to page F-36) and indicate whether you are in default of any of your obligations at each balance sheet date and any related implications.

●	ASC Topic 740, Income Tax Accounting

●	ASC Topic 280, Segment Reporting
o
We note your disclosures regarding segments on page F-31 of the interim financial statements.  Please tell us how you concluded that all operating segments are properly aggregated into one reporting segment, particularly as it relates to similarity of economic characteristics.

o	Provide the entity wide disclosures specified by paragraphs 38 through 41 of ASC 280-10-50.

Securities and Exchange Commission
March 26, 2013

●	ASC Topic 820, Fair Value Measurements and Disclosures.

Please address this comment as it relates to your interim financial statements as well.

Response:

The Company has revised its notes to the consolidated financial statements to show the following:

ASC Topic 805, Business Combinations

●
The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, including each major intangible asset and goodwill.  For each acquisition, the net amounts recognized equal the total purchase price for the acquisition.  (Page F-16)

●
Where the purchase price allocation is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized are identified and uncertainties regarding the effects of amortization periods assigned to the assets are highlighted.  (Page F-16)

●	The amounts of revenue and earnings of each acquiree since the acquisition date included in the consolidated income statement for the reporting period. (Page F-16)

●	Pro forma results of operations as if the acquisition(s) occurred at the beginning of the period presented. (Page F-16)

ASC Topic 350, Intangibles – Goodwill and Other

●	The amount of goodwill and other intangibles are presented as separate line items in the balance sheets. (Page F- 16)

●	Intangibles subject to amortization and not subject to amortization have been identified. (Page F- 16)

●
For intangible assets subject to amortization: the amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class; the gross carrying amount and accumulated amortization, in total and by major intangible asset class; aggregate amortization expense for the period; and estimated aggregate amortization expense for each of the five succeeding fiscal years have all been provided.  (Page F- 16)

●	ASC Topic 718, Compensation – Stock Compensation (Page F- 16)

ASC Topic 470, Debt

●
The Company has identified and clarified any cross-default provisions in debt agreements and identified any defaults in any of its obligations at each balance sheet date, with the related implications thereof (Page F- 31).

●	ASC Topic 740, Income Tax Accounting (Page F-20)

●	ASC Topic 280, Segment Reporting

Securities and Exchange Commission
March 26, 2013

The Company had four and seven subsidiaries at December 31, 2011 and 2012, respectively.  All of them operated out of the continental United States and provided services to US customers during 2012 and 2011.

With the exception of ERFS, which is discussed below, substantially all of the Company’s customers were voice and data providers or companies and governmental organizations that required voice and data technology expertise.  The core of the Company's services is to provide the manpower and expertise necessary to provide voice and data solutions to its customers.  While in certain circumstances the Company does provide for material, in addition to labor, the Company does so only to the extent that its customers do not have their own internal material procurement. The Company provides its services based on specific criteria, processes, and methods established with each customer, which is always ultimately based on the skilled manpower at onsite locations.  The nature of the Company's regulatory environment is similar across subsidiaries, which is partially based upon compliance with local zoning laws and ordinances.

ERFS, which was acquired in December 2012, does have different economic characteristics, primarily as they relate to the nature of products and services, type of customers and service provisioning.  However, ERFS constitutes less than 10% of the Company's consolidated assets and revenues of its consolidated operating segments as of and during the year ended December 31, 2012.

ASC 280-10-50-11 Segment Reporting-Overall-Disclosure-Aggregation criteria, provides the following:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Securities and Exchange Commission
March 26, 2013

Additionally, ASC 280-10-50-12 also provides the following:

“A public entity shall report separately information about an operating segment that meets any of the following quantitative…:

a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.
b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:
1. The combined reported profit of all operating segments that did not report a loss
2. The combined reported loss of all operating segments that did report a loss.
c. Its assets are 10 percent or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.

As the Company outlined before, the Company believes that all its subsidiaries during 2011 and 2012, with the exception of ERFS, offer similar services, using the same processes and methods to the same type of customers in similar regulatory environment.  Accordingly, the Company believes that such operating subsidiaries should be aggregated in one segment. The Company considered whether it should report the operations of ERFS separately from the Company’s other reportable segments at December 31, 2012.  However, considering their significance, the Company does not believe that showing the operations of ERFS separately from other reportable segments at December 31, 2012 would be useful to the readers of the financial statements; however, the Company believes that the results of ERFS will likely be significant in the future periods.

●	ASC Topic 820, Fair Value Measurements and Disclosures (Page F- 22).

Securities and Exchange Commission
March 26, 2013

Consolidated Balance Sheets, page F-3

50.
The number of outstanding shares of Series A preferred stock differs from the number of shares disclosed in note 13 and in the consolidated statement of changes in stockholders’ equity.  In addition, the number of outstanding shares of Series B preferred stock differs from the number of shares disclosed in note 13.  Please revise or advise.

Response:

The Company has revised its Consolidated Balance Sheets and Statement of Changes in Stockholders’ Deficit as well as its Notes to the Consolidated Financial Statements to ensure that the number of outstanding shares of each of the Series A and Series B preferred stock are consistently reflected.  The number of outstanding shares of each of the Series A preferred stock and B preferred stock amounts to 2,000,000 shares and 15,000 shares, respectively, at December 31, 2011.

51.	Please tell us how you determined the par value (or carrying amount) of the Series A preferred stock.

Response:

The par value of the Series A preferred stock, which amounts to $200 at December 31, 2011, is based upon its stated value, as defined in its certificate of designation.  The carrying amount of the Series A preferred stock, which amounts to $200, is based upon its fair value at the date of issuance.

Consolidated Statements of Operations, page F-4

52.
Please tell us why the amount of stock compensation included in salaries and wages parenthetically disclosed does not agree to the amount of stock compensation for services disclosed in the consolidated statements of cash flow.

Response:

The Company has revised its Consolidated Statement of Operations to remove the reference of stock compensation parenthetically disclosed.  The Company believes that the stock compensation initially disclosed parenthetically in its Consolidated Statement of Operations was superfluous.  The Company has also reconciled the amount disclosed in the Consolidated Statements of Changes in Stockholders Deficit with the amount disclosed in the Consolidated Statements of Cash Flows.

Consolidated Statement of Changes in Stockholders’ Equity, page F-5

53.	Please tell us why the recognition of a derivative liability from warrant issuance resulted in a decrease in additional paid-in-capital of $836,685.

Response:

The initial recognition of a derivative liability from warrant issuance as a decrease in additional paid-in-capital of $836,685 was not properly recorded.  It should have been recorded as an allocation to the associated loan proceeds as a debt discount.  The amount of the debt discount should have been recorded at $872,311. The Company has revised its Consolidated Financial Statements to reflect the proper accounting.

Securities and Exchange Commission
March 26, 2013

54.	Please tell us your consideration of describing the share cancellation transactions in the notes to financial statements.

Response:

The Company has revised its notes to the Consolidated Financial Statements on page F-32 to describe the share cancellation transactions.

55.
We note that you recognized additional-paid-in capital related to the debt discount attributable to warrants issued to UTA in connection with the second modification to the UTA debt agreement.  Please tell us the number of warrants issued to UTA in connection with the second modification and how you determined the fair value of the warrants.  Please also disclose the issuance of the warrants and their terms in the note 7 to the financial statements or tell us how the warrant transaction is presently disclosed in the notes.

Response:

As discussed in the Company's response to comment 48, the second modification to the UTA debt agreement did not result in an additional number of warrants being issued to UTA and it should not have resulted in a measurement date for such warrants. The warrants included an anti-dilution provision, which increased the number of shares issuable thereunder at remeasurement dates.  The Company disclosed the variability, along with the method of computing the fair value, in the number of warrants in the notes to the Consolidated Financial Statements in Note 10 Derivatives, Page F-38).

Consolidated Statements of Cash Flow, page F-7

56.	Please show us how to reconcile the amount of fiscal 2011 stock compensation for services to the transactions disclosed in the consolidated statement of changes in stockholders’ equity.

Response:

The Company has  revised its Consolidated Statement of Cash Flows and Statement of Changes in Stockholders’ equity to properly reflect the 2011 stock compensation, which amounts to $4,111,000, and does not require further reconciliation.

Securities and Exchange Commission
March 26, 2013

Notes to Consolidated Financial Statements, page F-8

2.  Summary of Significant Accounting Policies, page F-9

General

57.	Please disclose your accounting policies for inventories, impairment of long-live assets, convertible preferred stock, convertible debt instruments and deferred loan costs.

Response:

The Company has revised its notes to the Consolidated Financial Statements to disclose its accounting policies for:

Inventories (Page F-18);

Impairment of long-lived intangible assets and goodwill (Page F-16);

Preferred Stock (Page F-23);

Debt (Page F-22); and

Deferred Loan Costs (Page F-18).

Revenue Recognition, page F-10

58.
Please clarify whether you recognize revenue for all of your contracts under the percentage of completion method of accounting.  If not, please identify those contracts accounted for under the percentage of completion method and disclose your revenue recognition policies for other contracts.  For contracts accounted for using the percentage of completion method, please tell us how you concluded you are in the scope of ASC 910 applicable to construction contractors performing construction type, as opposed to service, contracts.  Please also address the extent to which you use cost-to-cost measures for measuring progress towards completion and tell us why this is appropriate to measure the extent of completion.  Also tell us your consideration of whether your contracts contain multiple deliverables warranting separate recognition.  Moreover, we note that the revenue recognition policy on page F-31 is different than the policy stated here, presumably due at least in part to acquisitions during the interim period.  Please be sure your revenue recognition policy in the interim financial statements is complete and addresses your revenue recognition policies for all of your contracts.

Response:

The Company revised its notes to the Consolidated Financial Statements to reflect its proper revenue recognition (see revised disclosure on Page F-17).  The Company provides technical engineering management solutions to voice and data communications providers which are based on either direct labor hours or fixed price contracts, which is considered one delivered item.  As such, it does not provide multiple deliverable arrangements.

Securities and Exchange Commission
March 26, 2013

The Company also considered the operations of ADEX and TNS in preparing its revenue recognition footnote accompanying the 2012 Consolidated Financial Statements.  The Company did not include a separate revenue recognition policy for its ERFS subsidiary, as the results of ERFS were not material in the year ended December 31, 2012.

Net Loss Per Share, page F-11

59.
We note your discussion of participating securities and the treatment of participating securities for purposes of computing earnings (loss) per share.  Please revise your disclosure to clarify which of your share-based payment awards have non-forfeitable dividend participation rights and thus are participating securities under ASC 260.  Also tell us how your presentation of earnings per share is consistent with the two-class method of computing earnings (loss) per share.

Response:

The Company did not have outstanding participating securities, such as a share-based payment award with non-forfeitable dividend participation right, at December 31, 2011.  The Company revised its disclosure to remove the reference to participating securities for purposes of computing earnings (loss) per share.

3.  Acquisitions, page F-14

60.
Please tell us the process you undertook to identify separately recognizable intangible assets for each business combination.  Also tell us how you determined the value at which to record the intangible assets.  Please address this comment as it relates to your interim financial statements as well.

Response:

During 2011, the Company did not identify separately recognizable intangible assets for its two completed acquisitions.  In 2013, the Company engaged an independent company to perform a valuation in accordance with ASC 805, of the separately recognized intangible assets acquired in each business combination.  The initial fair value of such intangible assets was based on the difference between the excess of the Company's initial determination of the fair value of the purchase price (some of which is provisional, such as earn-out provisions) over the fair value of the acquired tangible assets and liabilities.

Securities and Exchange Commission
March 26, 2013

The Company has restated its 2011 financial statements to reflect the amounts identified in the report.

61.	Please provide the disclosures required by ASC 350-20-50-2 with respect to the impairment of goodwill recognized in connection with the acquisition of Tropical.

Response:

In 2013, the Company engaged an independent company to perform an impairment test with respect to its goodwill as of December 31, 2011 and 2012, and the findings were that there was no impairment of goodwill at either measurement date for any of the entities.  The Company has restated its 2011 financial statements to reflect that there was no impairment.  Accordingly, the Company is not providing the disclosures required by ASC 350-20-50-2 in the event of an impairment.

62.
We note that the fair value of shares issued in connection with the acquisitions of Tropical and RM Engineering differ from the amounts of equity presented in the consolidated statement of changes in stockholders’ equity.  Please advise.

Response:

The Company revised the notes to its Consolidated Financial Statements to reconcile with its Consolidated Statement of Changes in Stockholders’ Deficit (Page F-3) the fair value of shares issued in connection with the acquisitions of Tropical and RM Engineering, which amounts to $55,360 and $22,860, respectively.  The amounts initially disclosed in the Notes to Consolidated Financial Statements were incorrect.  However, please note that the amounts included in the restated Consolidated Financial Statements are slightly different than the amounts the Company initially recorded because the Company recorded them at a liquidity discount of 18%, as determined by a third-party appraiser.

Securities and Exchange Commission
March 26, 2013

63.
We note that the amount of intangible assets acquired in connection with the Rives-Monteiro Engineering acquisition differs from the amount disclosed in note 3 and in the consolidated balance sheet.  Please advise.

Response:

The Company did not originally prepare a purchase price allocation when it acquired RM Engineering.  The Company allocated the purchase price primarily to goodwill.  During 2013, the Company engaged an independent company to perform a purchase price allocation of the acquisition of RM Engineering. Based on the results of the allocation, the Company revised the notes to its Consolidated Financial Statements to reconcile with its Consolidated Balance Sheet (Page F–3). The correct amount of intangible assets and goodwill acquired in connection with the acquisition of RM Engineering was to $588,670, and of $169,240, respectively.

6.  Notes Payable – Other, page F-15

64.	Please describe the common shares equity component of the promissory notes disclosed at the top of page F-16. Please provide similar disclosures in note 5 to your unaudited financial statements.

Response:

The Company revised the notes to its Consolidated Financial Statements (Page F–32) to properly disclose the common share equity component of such promissory notes.

65.	The total amount of the long-term portion of notes payable, other is incorrect. Please revise.

Response:

The Company revised the notes to its Consolidated Financial Statements (Page F–32) to properly disclose the total amount of the long-term portion of notes payable at December 31, 2012 and 2011, respectively.

10.  Income Taxes, page F-19

66.
It does not appear that you have recognized any deferred tax assets or liabilities for differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of assets or liabilities are recovered or settled.  Please advise.

Response:

The Company revised the notes to its Consolidated Financial Statements (Page F–40) to properly reflect the deferred tax associated with temporary differences related to its goodwill and intangible assets.  Otherwise, the Company believes that all other differences between the tax basis of assets and liabilities, such as derivative liabilities and debt discount are permanent in nature and are instead reflected in the reconciliation of its effective tax rate.

Securities and Exchange Commission
March 26, 2013

13.  Stockholders’ Equity, page F-22

Common Stock, page F-22

67.
Please tell us in a reasonable amount of detail and disclose how you determined the value at which to record each equity issuance (common and preferred) reflected on the statements of equity, including equity issued for employee services, consulting services, in connection with acquisitions, in connection with debt conversions and settlements and in connection with loan modifications.  Please also address this comment as it relates to each equity issuance in your interim financial statements.

Response:

The Company determined the value of each equity issuance in different manners based on the characteristics of the issuance.  The Company evaluated each issuance and determined the method to use.  The methods used for each equity issuance were as follows:

The Company used the Option-Pricing Method back solve ("OPM backsolve") to determine the fair value of its preferred stock and common stock. The OPM backsolve method derives the implied equity value for the company from a transaction involving the company's preferred securities issued on an arms-length basis. The Company used assumptions including exercise price, risk free rate, expected term of liquidity, volatility, dividend yield and solved for the value of equity such that value for the most recent financing equals the amount paid. The OPM treats convertible preferred stock, common stock, options, and warrants as series of call options on the total equity value of a company, with exercise price based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale, or initial public offering, assuming the company has funds available to make a liquidation preference meaningful and collectible by the stockholders. The OPM uses the Black-Scholes option-pricing model to price the call options. The Company obtained an appraisal from a third party to assist in the computation on determining such values. The fair value of the Preferred Stock at issuance is classified as Level 3 within the Company's fair value hierarchy.

Securities and Exchange Commission
March 26, 2013

Common Stock:

Equity Issued for Employee and Consulting Services:

The Company uses the market value at the date of issuance, as quoted on the Pink Sheets, to determine the fair value of its shares of common stock issued for employee and consulting services.

Equity Issued in Connection with Acquisitions:

The Company uses the market value at the date of announcement, as quoted on the Pink Sheets, to determine the fair value of its shares of common stock issued in connection with acquisitions.

Equity Issued in Connection with Debt Settlements and in Connection with Loan Modifications:

The Company uses the market value at the date of issuance, as quoted on the Pink Sheets, to determine the fair value of its shares of common stock issued in connection with debt settlements and loan modifications.

Equity Issued in Connection with Debt Conversion:

The Company uses 1) the conversion price stated in the debt instrument at issuance, assuming that the convertible note terms should not be accounted for under derivative accounting and that the note is convertible in a fixed amount of shares or 2) the market value at the date of issuance, as quoted on the Pink Sheets, if the amount of shares of common stock is variable, but still meets equity accounting if there is only variability based on average quoted price of our Company’s common stock.

68.
We note that the fair value of shares issued in connection with loan provisions of third party borrowing disclosed in the fifth and seventh paragraphs differ from the amount of equity from issuance of shares pursuant to loans disclosed in the consolidated statement of changes in stockholders equity on page F-6.  Please advise.

Response:

The Company revised the notes to its Consolidated Financial Statements to reconcile with its Consolidated Statement of Changes in Stockholders’ Deficit (Page F-43) to reflect the fair value of the shares issued in connection with loan provisions of third-party borrowing during 2011.  The amounts initially disclosed in the notes to Consolidated Financial Statements were incorrect.

Securities and Exchange Commission
March 26, 2013

69.
We note that the fair value of the shares issued in debt conversions to a third party lender disclosed in the third and eighth paragraphs on page F-23 differ from the amount of equity from issuances of shares from conversion of notes payable presented in the consolidated statement of changes in stockholders’ equity.  Please advise.  In addition, please disclose how you determine the fair value of shares issued in the debt conversions and whether you recognized any extinguishment gains or losses.

Response:

The Company revised the notes to its Consolidated Financial Statements to reconcile with its Consolidated Statement of Changes in Stockholders’ Deficit (Page F–43) to reflect the fair value of the shares issued in connection with debt conversions to a third party lender and whether the Company recognized any extinguishment gain or loss.  The Company did not recognize a gain or a loss on the conversion of the debt to common stock, the value of the shares issued was charged to interest expense for the difference between the value of the shares and the carrying value of the debt.

The Company uses 1) the conversion price stated in the debt instrument at issuance, assuming that the convertible note terms should not be accounted for under derivative accounting and that the note is convertible in a fixed amount of shares or 2) the market value of the shares at the date of issuance, as quoted on the Pink Sheets, discounted by approximately 18%, if the amount of shares of common stock is variable, but still meets equity accounting if there is only variability based on average quoted price of our Company’s common stock.

70.
We note that the fair value of the shares issued to the owners of Premier Cable Designs, Inc. disclosed in the fourth paragraph on page F-23 differs from the amount of equity presented in the consolidated statement of changes in stockholders’ equity.  Please advise.

Response:

The Company revised the notes to its Consolidated Financial Statements to reconcile with its Consolidated Statement of Changes in Stockholders’ Deficit (Page F–43) the fair value of the shares issued to the owners of Premier Cable Designs, Inc.

Securities and Exchange Commission
March 26, 2013

Preferred Stock, page F-23

71.
Please disclose the conversion and/or redemption terms for each series of preferred stock outstanding, including the number of common shares into which each series of preferred stock is convertible at each balance sheet date.  Disclose whether each series of preferred is classified as a derivative liability, equity, or mezzanine instrument and the basis for the classification in each case.  Please address this comment in your interim financial statements as well.

Response:

The Company revised the notes to its Consolidated Financial Statements to disclose the following: 1) the conversion and/or redemption terms for each series of preferred stock outstanding, including the number of common shares into which each series of preferred stock is convertible at each balance sheet date (Page F–42) and whether each series of preferred stock is classified as a derivative liability, equity, or mezzanine instrument and the basis for such classification in each case.

The Company relies on the guidance provided by ASC 480, Distinguishing Liabilities from Equity, to classify certain redeemable and/or convertible instruments, such as the Company’s preferred stock.  First, the Company determines whether the respective preferred stock should be classified as a liability.  The Company will determine the liability classification if the preferred stock is mandatorily redeemable (ASC 480-10-25-4 to 7), or if the preferred stock embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares (ASC 480-10-25-14).

Once the Company determines that the preferred stock should not be classified as a liability, it determines whether the preferred stock should be classified as temporary equity.  The Company will determine temporary equity classification if the redemption of the preferred stock is outside the control of the Company (i.e. at the option of the holder).  Otherwise, the Company accounts for the preferred stock as permanent equity.

The Company concluded that as of December 31, 2012, the Series B, C, D, E, F (first and second tranche), G and H preferred stock should be classified as temporary equity. Series D is included due to its liquidation preference.

Such preferred stock are not mandatorily redeemable, and the preferred stock does not have an unconditional obligation or a conditional obligation, other than outstanding shares, that embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares.  Accordingly, they are not classified as liability.  However, they are redeemable at the option of the holder, and they are classified as temporary equity.

Securities and Exchange Commission
March 26, 2013

The Company concluded that as of December 31, 2012, the Series A and D preferred stock should be classified as permanent equity.

Series A preferred stock is redeemable at the option of the holder and is convertible by the holder in a fixed number of shares of the Company’s common stock, however, the redemption price is in the aggregate $200, and the Company believe that considering the cost the holders would have to incur to exercise their redemption right, which would exceed the redemption proceeds they would receive, the likelihood that the holders would exercise such rights is remote and the redeemable feature is nonsubstantive.

The Company concluded that as of December 31, 2012, the Series F preferred stock (third tranche) should be classified as a liability.

The number of shares issuable pursuant to the Series F preferred stock (third tranche) is variable and is based upon future earn-out thresholds from TNS.  Accordingly, it embodies a conditional obligation that the Company must or may settle by issuing a variable number of its equity shares, per ASC 480-10-25-14.

14.  Going Concern, page F-24

72.
Filings containing accountant’s reports that are qualified as a result of questions about an entity’s continued existence must contain appropriate and prominent disclosure of the registrant’s financial difficulties and viable plans to overcome those difficulties.  As such, please include a more detailed and specific discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements.  This discussion should be updated as necessary in the notes to your interim financial statements.  Please make conforming revisions to your disclosures on page 26 regarding your plans to remain a viable entity. Your current disclosure that you expect current cash resources, together with net proceeds from this offering, will be sufficient to fund your operations through approximately March 2013 (three to four months from now) is not sufficient.

Response:

The Company revised the notes to its Consolidated Financial Statements (See Page F–15) for a broader discussion about its continued existence:

The accompanying consolidated financial statements have been prepared on a going concern basis. The Company had a net loss of approximately $2.1 million during 2012 and has a working capital deficit of approximately $3.7 million at December 31, 2012.

Securities and Exchange Commission
March 26, 2013

At December 31, 2012, the Company had total indebtedness of $21.7 million.  We cannot assure you that our operations will generate funds sufficient to repay our existing debt obligations as they come due.  Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse effect on our operations. The Company intends to secure additional debt and equity financing to satisfy its existing obligations.

While the Company believes that it will ultimately satisfy its obligations, it cannot guarantee that it will be able to do so on favorable terms, or at all. Should the Company default on its obligations and the lender foreclose on the debt, the operations of our subsidiaries will not be initially impacted.  However, following default, the lender could potentially liquidate the holdings of our operating subsidiaries sometime in the future and our operations would be significantly impacted.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Genesis Group Holdings, Inc.

Interim Financial Statements, page F-27

General

73.
Please disclose changes in the separate accounts comprising shareholders’ equity, in addition to retained earnings, and of the changes in the number of shares of outstanding equity securities.  Refer to ASC 505-10-50-2.  In addition, please disclose the pertinent rights and privileges of the Series F and G preferred stock, including, dividend and liquidation preferences, call prices and dates, conversion prices or rates and pertinent dates, voting rights and significant terms of contracts to issue additional equity securities. Refer to ASC 505-10-30-3.

Response:

The Company included in its December 31, 2012 Consolidated Financial Statements a Consolidated Statement of Changes in the Stockholders’ Deficit for the period between January 1 and December 31, 2012.  Additionally, the Company has revised its notes to the Consolidated Financial Statements to disclose the pertinent rights and privileges of the Series F and G preferred stock, including dividend and liquidation preferences, call prices and dates, conversion prices or rates and pertinent dates, voting rights and significant terms of contracts to issue additional equity securities.

Securities and Exchange Commission
March 26, 2013

74.
We note that the Series A, B and C preferred stock were reclassified from permanent equity to either liabilities or temporary equity.  Please disclose the changes in the terms of the securities that resulted in the reclassifications and/or the reasons for the reclassification of the securities.  Please also disclose whether the common stock with the put option and the Series A, B, C, F and G preferred stock are classified as liabilities or temporary equity.  In addition, please include a subtotal of total liabilities to distinguish equity instruments classified as liabilities and equity instruments classified as temporary equity.

Response:

There were no changes to the terms of the Series A, B, C and D preferred stock which warranted a reclassification from permanent equity to liability/temporary equity.  The Company has revised its Consolidated Financial Statements, including the accompanying notes, to reflect its analysis of the classification of its preferred stock as outlined in its response to comment 71 and to clarify that the put option is a liability.  Additionally, the Company has revised its Consolidated Balance Sheets to include a subtotal of total liabilities to distinguish equity instruments classified as liabilities and equity instruments classified as temporary equity.

Consolidated Balance Sheets, page F-27

75.	Please tell us why deferred loan costs are properly classified as a current asset.

Response:

The Company believes that not all deferred loan costs should have been classified as current assets.  The current portion of the deferred loan costs, based on the amortization schedule of such costs, as well as the effective interest method, amounted to $298,517 at December 31, 2012.  The Company has modified its balance sheet at December 31, 2012 to show the long-term portion of its deferred loan costs, which amounts to $1,528,262, as a long-term asset.

76.
We note that the number of outstanding shares of the Series A redeemable convertible preferred stock differ from the number of outstanding shares disclosed in note 13 to your audited financial statements and in the consolidated statement of changes in stockholders’ equity in the audited financial statements.  Please advise.

Response:

The Company has revised its notes to the Consolidated Financial Statements to reflect the proper number of outstanding shares of Series A preferred stock, which are 2,000,000 at each of December 31, 2011 and 2012.

Securities and Exchange Commission
March 26, 2013

77.	Please provide the disclosures required by ASC 323-10-50 with respect to your investment in Digital Comm.

Response:

The Company has revised the notes to its financial statements to add the accounting policy with respect to our investment in Digital Comm and the difference, if any, between the amount at which our investment is carried and the amount of the underlying net liabilities of Digital Comm, as well as our accounting treatment of such difference.  (See Page F–29)

The Company believes that until such time as the carrying value of our investment in Digital Comm is significant, it is not necessary to provide in its notes to the Consolidated Financial Statements the summarized information about the assets, liabilities, and results of operations of Digital Comm.

Also, please see our answer to question 78 for further discussion of accounting related disclosures concerning Digital Comm, Inc.

Notes to Consolidated Financial Statements, page F-30

78.
Please tell us the pertinent terms of and how you accounted for the following transactions/items, as well as the basis in GAAP for your accounting in each case.  Please also provide clarifying footnote disclosure, as appropriate, some of which are specifically identified in our comments below.

●	September 2012 sale of shares of Digital Comm, Inc. common stock and related deconsolidation of the entity.
o	Since Digital Comm was considered the accounting acquirer in the January 2010 recapitalization transaction, please address what net assets and operations were divested in this transaction.

o	Show us how you determined the amount of loss from disposal of this subsidiary.

o
Disclose the terms of the related party note received in exchange for the shares of Digital Comm and whether the note has been repaid.  o In determining to deconsolidate Digital Comm please tell us your consideration of potentially significant continuing involvement in the disposed subsidiary in light of the related party note received in the exchange and considering the note is secured by the purchased shares.

●	September 2012 acquisition of TNS, Inc. (TNS)
o	Address your accounting for the contingent purchase consideration/earn-out provisions.

Securities and Exchange Commission
March 26, 2013

●	September 2012 acquisition of ADEX Entities
o
Address your accounting for the contingent purchase consideration/earn-out provisions, including your recognition of the contingently redeemable Series G preferred stock placed in escrow in connection with earn-out provisions.

●	September 2012 issuance of Series E Preferred Stock in exchange for (or upon conversion of) principal and interest on notes payable
o	In describing the basis for your accounting, please be sure to address whether conversion to common shares was provided for in the note agreements.

●	September 2012 issuance of MidMarket Capital notes.
o	Address your accounting for warrants issued in connection with the notes.

●	Accounting for derivative liability
o
Clarify which warrants and/or embedded conversion features are recorded as a derivative liability as of each balance sheet date and why.  Also explain what you mean when you say that you account “for the embedded conversion features included in [your] warrants as derivative liabilities.”

●	Income statement presentation of dividends accrued on preferred stock.

Response:

●	September 2012 sale of shares of Digital Comm, Inc. common stock and related deconsolidation of the entity

The Company had continued involvement in Digital Comm in the form of funding cash flow deficiencies throughout the period from September 13, 2012 through December 31, 2012.

At the date of deconsolidation, the net liabilities of Digital Comm amounted to approximately $528,000.  This was recognized as gain on deconsolidation. The Company has revised the notes to its Consolidated Financial Statements on page F-29 to disclose the terms of the notes receivable from its former officer and whether it has been repaid.

The note receivable from the former officer is secured by the proceeds the former officer may receive as a selling stockholder pursuant to a registration statement.  The officer is not a selling stockholder in the Company’s current registration statement.  The Company believes that it is more likely than not that it will be unable collect on the note receivable from the former officer.  The Company has no interest in reacquiring the shares of Digital Comm it has sold for the foreseeable future, however, it will continue to hold this guarantee should this become beneficial to the Company and its stockholders, and assuming that the note receivable has not been previously satisfied.  Accordingly, the Company does not believe it has continuing involvement in the operations of Digital Comm after September 2012.

Securities and Exchange Commission
March 26, 2013

●	September 2012 acquisition of TNS, Inc.

The Company has provided a value for the contingent purchase consideration/earn-out provisions in the form of the carrying value of its Series F preferred stock. The Company has revised the notes to its Consolidated Financial Statements to clarify that the contingent purchase consideration/earnout provisions is reflected in the value of its Series F preferred stock (See Page F–25), and that changes in fair value of contingent consideration resulting from events after the acquisition date, such as earn-outs, are recognized as follows: 1) If the contingent consideration is classified as equity, the contingent consideration is not remeasured and its subsequent settlement is accounted for within equity, or 2) if the contingent consideration is classified as an asset or a liability, the changes in fair value are recognized in earnings (See Page F–25).

The Company received the appraisal of a third party of the value of the Series F Preferred Stock, along with the fair value of the contingent consideration.  The fair value of the Series F Preferred Stock was determined to be $4,026,822 and the fair value of the contingent consideration was determined to be $259,550.

●	September 2012 acquisition of ADEX Entities

The terms of the contingent consideration/earnout provisions related to the ADEX entities are as follows:

The Company agreed to pay the ADEX sellers an amount of cash equal to the product of 0.75 (the “Multiplier”) multiplied by the adjusted EBITDA of the ADEX Entities for the twelve months beginning October 1, 2012 (the “Forward EBITDA”).  If the Forward EBITDA is less than $2,731,243, the Multiplier shall be adjusted to 0.50, and if the Forward EBITDA is greater than $3,431,243, the Multiplier shall be adjusted to 1.0.

The Company had not attributed a value for the contingent consideration/earnout provisions in its Consolidated Balance Sheet at September 30, 2012. The Company had an independent third party perform a valuation of the expected contingent consideration/earn-out and it was determined that the value is $2,123,210. Accordingly, the intangible assets and the liabilities pursuant to earnouts were understated by $2,123,210.

Securities and Exchange Commission
March 26, 2013

The Company has revised its Consolidated Financial Statements as of and for the period ended September 30, 2012 to reflect this adjustment.

The purpose of the Series G preferred stock, which was not outstanding as of September 30, 2012, was to secure certain obligations of the Company in the event it defaults in connection with its loan and earnout obligations in connection with ADEX.  The Company had no reason to believe it would default on such obligations at September 30, 2012.

●	September 2012 issuance of Series E preferred stock in exchange for (or upon conversion of) principal and interest on notes payable.

The notes payable did not initially provide for the issuance of shares.  The carrying amount on the date of conversion of the principal and interest on the notes payable amounted to $616,690.  The fair value of the shares of  preferred stock on the date of conversion, using the Option Pricing Model amounted to $616,690 at such date.

●	September 2012 issuance of MidMarket Capital notes

When computing its derivative liabilities at September 30, 2012, which consisted of the fair value attributed to warrants issued to one of its lenders and to the holders of its Series E preferred stock, the Company used the average historical volatility of comparable companies because it believed that the Company’s period of observable historical data was shorter that the terms of the warrants.  However, both warrants expire two years from the date of issuance and the Company now had two years and eight months of observable historical data to compute its historical volatility.  Additionally, the initial fair value of the warrants issued to the lender, which amounted to $359,838, was recorded as interest expense during the period ended September 30, 2012, instead of being allocated to the proceeds from the associated loan and recognized as a debt discount.  This resulted in an understatement of the debt discount of $193,944 and an overstatement of derivative liabilities of $166,794.  Additionally, this resulted in an overstatement of interest expenses of $360,744 during the nine-month period ended September 30, 2012.  Furthermore, the Company believes that the fair value of the warrants issued to the Series E preferred stock is $0.

The Company has revised its Consolidated Financial Statements as of and for the nine-month period ended September 30, 2012 to reflect such adjustments.

Securities and Exchange Commission
March 26, 2013

●	Accounting for derivative liability

The derivative liabilities outstanding at December 31, 2012 and 2011are as follows:

UTA Warrants- satisfied September 17, 2012
MidMarket Warrants – issued September 17, 2012
Series E Preferred Warrants – issued September 17, 2012

The Company has revised the notes to its Consolidated Financial Statements to list which derivatives are within the freestanding instruments or are embedded conversion features and has revised such wording accordingly (See Page F–38).

●	Income statement presentation of dividends accrued on preferred stock.

The Company revised its income statement presentation to show the dividends accrued on preferred stock.

2.  Acquisitions and Disposals, page F-31

Disposal of Digital Comm, Inc.  Subsidiary, page F-31

79.
Please tell us whether you recognized a gain or loss in net income attributable to the parent and how you measured the gain or loss.  In addition, please provide the disclosures required by ASC 810-10-50-1B.

Response:

Please see our response to comment 78.  The Company does not believe it should recognize a loss, but rather a gain from the deconsolidation. At the date of deconsolidation, the net liabilities of Digital amounted to approximately $528,000.  The disposition of such liabilities was recognized as a gain on the Company’s books at September 13, 2012.  Subsequent to the sale of 60% of its ownership interest in Digital, the Company continued to fund the cash flow of Digital into December 2012.  These amounts were approximately $179,000, which the Company has written down to $0, as the Company has determined that the amount invested is impaired as Digital has limited operations and limited ability to repay the amount invested.  Additionally, the Company has revised the notes to its Consolidated Financial Statements to provide the disclosures required by ASC 810-10-50-1B a-h (See Page F–29).

Securities and Exchange Commission
March 26, 2013

5.  Notes Payable – Other, page F-34

80.	Please disclose the terms, pertinent rights and privileges of the convertible promissory notes issued during the period.

Response:

The Company has revised the notes to its Consolidated Financial Statements on page F–37 to disclose the terms, pertinent rights and privileges of the convertible promissory notes issued during 2012.

81.
Please disclose how you determined the fair value of the Series E preferred stock issued to settle the debt obligation payable to MMD Genesis, whether you recognized a gain or loss on settlement and the amount of the gain or loss.

Response:

The Company valued the shares of Series E Preferred Stock using the Option Pricing Method.  On the date of conversion of the debt to Series E Preferred Stock, the Option Pricing Model fair value was equal to the face value of the Series E Preferred Stock issued.  We have amended our filing on page F–39 to provide the necessary disclosures.

ADEX Corporation Audited Financial Statements, page F-39

82.
We note that you acquired the ADEX entities and TNS, Inc. on September 17, 2012.  As such, please tell us why the interim financial statements for these entities provided Page 23 pursuant to Rule 3-05 of Regulation S-X are as of and for the period ended September 30, 2012.  We would generally expect you to provide the interim financial statements through June 30, 2012.

Response:

The Company is filing the June 30, 2012 interim financial statements of the ADEX entities and TNS to comply with the Staff’s requirements.

Independent Auditor’s Report, page F-40

83.
We note that the introductory paragraph refers to the accompanying consolidated and combined balance sheets as of December 31, 2011 and 2011 rather than December 31, 2011 and 2010.  Please revise.  Please similarly revise the report presented on page F-97 in regard to Integration Partners – NY Corporation.

Response:

Both reports have been revised to reflect the correct dates of December 31, 2011 and 2010 on Page F–72.

Securities and Exchange Commission
March 26, 2013

Notes to Consolidated and Combined Financial Statements, page F-45

Note D – Income Taxes, page F-48

84.	Please disclose the provision for income taxes for each year presented and revise the amounts to conform to the amounts presented in the statements of operations.

Response:

The Company has revised the notes to its Consolidated Financial Statements on page F-80 to conform the amounts presented in the statements of operations.

Integration Partners – NY Corporation Audited Financial Statements

Notes to Financial Statements, page F-102

Note 2: Summary of Significant Accounting Policies, page F-102

Revenue Recognition, page F-103

85.
Please tell us how your revenue recognition policy complies with the guidance in ASC 605-25 regarding the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Address specifically how you determined whether arrangements involving multiple deliverables contain more than one unit of accounting and if so, how arrangement consideration is measured and allocated to the separate units of accounting in the arrangement.  Please also provide disclosures to comply with ASC 605-25-50 as applicable.

Response:

Integration Partners-NY Corporation (“IPC”) will revise the notes to its Financial Statements to disclose that it has arrangements under which it has multiple deliverables.  IPC has three units of accounting:  software, hardware, and customer support and maintenance.

IPC’s product and license revenue consists of revenue from the sale of stand-alone software products.  Stand-alone software sales generally include a perpetual license to an off-the shelf software purchased from one of IPC’s vendors and is subject to industry-specific software revenue recognition guidance.  In accordance with this guidance, the Company allocates revenue to license updates related to the stand-alone software and any other undelivered elements of the arrangement based on vendor specific objective evidence (“VSOE”) of fair value of each element, and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria described above have been met.  The balance of the revenues, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered.  If management cannot objectively determine the fair value of each undelivered element based on VSOE of fair value, revenue recognition is deferred until all elements are delivered, all services have been performed, or until fair value can be objectively determined.

Securities and Exchange Commission
March 26, 2013

Effective January 1, 2011, IPC adopted amended accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry-specific software revenue recognition guidance on a prospective basis for new and materially modified arrangements originating after December 31, 2010.

For multiple element arrangements that include software and non-software related elements, IPC allocates revenue to each software and non-software element as a group based upon the relative selling price of each in accordance with the selling price hierarchy, which includes VSOE if available, third-party evidence (“TPE”), if VSOE is not available, and estimated selling price, if VSOE or TPE are not available.  Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element.

In unique circumstances, IPC is unable to establish VSOE for all deliverables in a multiple-element arrangement.  This is due to an infrequently requested item from a customer.  When VSOE cannot be established, IPC attempts to establish a selling price based on TPE, which is primarily based on competitor prices for similar deliverables.  TPE and ESP are rarely used and mostly on insignificant items.

Unaudited Pro Forma Combined Financial Statements, page F-116

General

86.
Your pro forma financial statements do not appear to comply with the guidelines for preparation, presentation and disclosure of pro forma information in Article 11 of Regulation S-X.  Below are various items in your presentation that do not appear to comply.  Please be advised that this is not intended to be a comprehensive list of revisions that need to be made in order to conform with Article 11 of Regulation S-X.  You should review your presentation in its entirety with a view toward making any necessary revisions, as appropriate, giving consideration to the requirements of Regulation S-X.

Securities and Exchange Commission
March 26, 2013

Pro Forma Balance Sheets, page F-117

●
Tell us your consideration of presenting the pro forma balance sheet as well as weighted average common shares on the pro forma statements of operations as if the various classes of redeemable and/or convertible preferred stock have been redeemed and/or converted, as applicable.  In this regard, we note your disclosures on page 8 that in conjunction with the offering, you expect to redeem or convert to common stock all preferred stock outstanding.  Moreover, it appears in conjunction with the offering you expect warrants for a significant number of common shares to be exercised.  Please tell us your consideration of also including these shares in the pro forma balance sheet and income statements.  We generally believe such changes in capitalization at the effectiveness or close of an IPO should be given pro forma effect.

●	Please revise to show the number of shares of common and preferred stock outstanding on an actual and pro forma basis.

●
Certain of the subtotals on the pro forma balance sheet under the column for IPC Systems, Inc.  do not appear to re-compute mathematically.  Moreover, certain amounts in this column do not agree to the balance sheet for ICP as of September 30, 2012 as presented on page F-108.  Please review and revise.

●	Please disclose the cash balances and other assets and liabilities of each entity that were not acquired or that will not be acquired and reflected in pro forma adjustments.

Response:

The Company has revised its pro forma balance sheet and weighted average common shares on the pro forma statements of operations as if the various classes of redeemable and/or convertible preferred stock have been redeemed and/or converted and shows the number of such shares on an actual and pro forma basis.

The Company has revised its pro forma balance sheet under the column for IPC Systems, Inc. to show the recomputed amounts and to reflect the balance sheet amounts as initially presented on page F-108.

The Company has revised pro forma adjustments to reflect its cash balance and other assets and liabilities of each entity that were not acquired.

Securities and Exchange Commission
March 26, 2013

Pro Forma Statements of Operations, pages F-118 and F-119

●
Since the proceeds of the offering will be used to fund the pending acquisitions of Telco Professional Services and IPC, the pro forma impacts of these two acquisitions should be shown separately.  As such, please revise the pro forma statements of operations to provide a subtotal column reflecting pro forma results for acquisitions that have already been consummated and a total column that reflects additional pro forma adjustments associated with the two pending acquisitions.

●
Please label each column to indicate the period presented and whether the results of operations for that period are audited or unaudited.  For example, in the pro forma statements of operations for the year ended December 31, 2011, we assume the column for ADEX should be labeled “12 months ended December 31, 2011 (audited),” whereas the column for Tropical should be labeled “January 1, 2011 through August 22, 2011 (audited),” with August 22, 2011 representing the acquisition date of Tropical.

●
Explain your presentation under the column “Digital.” It appears the amounts in this column may represent pro forma adjustments as if Digital had been disposed as of January 1, 2011.  If this is the case, please label the column accordingly and provide disclosure to this effect, including an explanation of how you arrived at each of the pro forma adjustments.

●	Please revise to show the pro forma income tax effects of each of the transactions with accompanying footnote disclosures to explain how you computed the pro forma adjustments.

●
Please tell us your basis for pro forma adjustment (k) to reflect lower salaries for former owners.  Please note that information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods, is considered a projection and not an objective of Article 11 of Regulation S-X.

●
Please tell us why the columns for ADEX and IPC on the pro forma statements of operations for the year ended December 31, 2011 do not agree exactly with the audited historical results for these entities as presented on pages F-42 and F-99, respectively.

●	Please revise the pro forma statements of operations to present only the portion of the income statement through income from continuing operations.

Securities and Exchange Commission
March 26, 2013

Response:

The Company revised its pro forma statements of operation to show the impact of the pending acquisitions separately from those that were completed prior to the reporting date, and added subtotal columns accordingly.

The Company revised its pro forma statements of operations to re-label each column to indicate the period presented and whether the results of operations for that period are audited.

The Company determined that it should not show a pro forma adjustment for the Digital disposal. The Company revised its pro forma statements of operations to remove the Digital column.

The Company revised its pro forma statements of operations to show the pro forma income tax effect of each of the transactions and the basis for the computation of the pro forma adjustments.

The Company revised its pro forma statements of operations to remove pro forma adjustment (k).

The Company revised its 2011 pro forma statements of operations and ensured that they agreed with the audited historical results as presented on their respective financial statements.

The Company revised its pro forma statements of operations to present only the portion of the income statement through income from continuing operations.

87.	Please disclose the following the additional information in your pro forma financial statements:

●	How you arrived at the amount of the adjustments to retained earnings and additional paid-in capital under the Pro Forma Adjustments Acquisitions column of the pro forma statements of operations.

●
The fair value of total consideration (purchase price) transferred for each acquisition, including contingent consideration, and the fair value of each class of consideration, including cash, notes, liabilities incurred and equity interests, including the number of instruments or interests issued or issuable and the method of determining fair value of the instruments or interests.

●
How the purchase price was or will be allocated to specific identifiable tangible and intangible assets and liabilities.  Where the allocation is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.

Securities and Exchange Commission
March 26, 2013

●	The terms of debt obligations included in the consideration transferred or to be transferred, including interest rates.

●
The amount of direct, incremental costs of the acquisitions that will be incurred and not yet reflected in the historical financial statements, which should be reflected in the pro forma adjustments to retained earnings.

●
Revise note (g) to the pro forma statements of operations to provide additional disclosure to show how pro forma amortization expense is computed for each acquiree.  In this regard, please note the expected useful lives or amortization periods of significant assets acquired in the transactions, including identified intangibles, should be disclosed in a note to the pro forma financial statements.

●	It is unclear which pro forma adjustment is explained in note (j) to the pro forma statements of operations. Please advise or revise.

●
Provide disclosure which makes transparent to readers how you derived pro forma weighted average common shares outstanding.  In doing so, please be sure to explain what the weighted average common shares under each of the acquiree columns represent.  Tell us whether pro forma weighted average common shares have been adjusted to give effect to the shares from this offering whose proceeds will be used to acquire Telco and IPC, and if not, explain why.  Also, because historical weighted average common shares as presented in the first column appear to be adjusted for something other than the 125-to-1 reverse stock split, please disclose how you derived the 1,442,504 weighted average common shares outstanding on a historical basis for Genesis.

●	Provide all the disclosures required by Item 10(e) of Regulation S-K with respect to your presentation of pro forma combined EBITDA.

●
Disclose any material conditions to closing the acquisitions of Telco Professional Services and IPC, including your ability to raise the cash to pay for the acquisitions.  Indicate whether the purchase agreements stipulate a timeframe within which the acquisitions must be consummated.

Securities and Exchange Commission
March 26, 2013

Response:

The Company revised its notes to Pro Forma Financial Statements to disclose the following information:

●	Support for the adjustments to retained earnings and additional paid-in capital under the Pro Forma Adjustments Acquisitions column of the pro forma statements of operations.

●
The fair value of total consideration (purchase price) transferred for each acquisition, including contingent consideration, and the fair value of each class of consideration, including cash, notes, liabilities incurred and equity interests, including the number of instruments or interests issued or issuable and the method of determining fair value of the instruments or interests.

●
Allocation of the purchase price to specific identifiable tangible and intangible assets and liabilities.  We identified the significant liabilities and tangible and intangible assets where the allocation is provisional and disclosed the uncertainties regarding the effects of amortization periods assigned to the assets.

●	The terms of debt obligations included in the consideration transferred or to be transferred, including interest rates.

●
The amount of direct, incremental costs of the acquisitions that will be incurred and not yet reflected in the historical financial statements, if any, in the pro forma adjustments to retained earnings.

●
The basis for the pro forma amortization expense computation for each acquire, including, the expected useful lives or amortization periods of significant assets acquired in the transactions, including identified intangibles.

●	Show the breakdown of pro forma weighted average fully diluted shares of common stock outstanding on page 48.

●
The basis for the pro forma weighted average common shares outstanding under each of the Company and the acquiree columns represent and whether the pro forma weighted average common shares have been adjusted to give effect to the shares from this offering whose proceeds will be used to acquire Telco and IPC.

●	Also, the Company has removed the presentation of pro forma combined EBITDA.

●
In response to the Staff's comment, the Company has amended the prospectus under the caption "Business - Our Recent and Pending Acquisitions" on pages 72 and 73 to include disclosures regarding the closings of the Telco and IPC transactions.

Securities and Exchange Commission
March 26, 2013

88.
Unless and until the closings for the acquisitions of Telco and IPC have occurred, please remove any statements throughout the financial statements, pro forma financial statements and elsewhere throughout the document which suggest that you have already acquired these companies.  We note, for example, the following disclosures on pages F-123 and F-124:

●	“On November 19, 2012, the Company entered into an Asset Purchase Agreement (the “TPS Agreement”) and acquired certain assets and assumed certain liabilities of... Tel co... (emphasis added) “;

●	“On November 19, 2012, the Company acquired all the capital stock of the IPC in exchange for the following consideration...”

●
“The acquisitions [of TPS and IPC] have been accounted for as business combinations... Accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the date of the acquisition.”

The disclosures in note F on page F-86 and note 6 on page F-106 should also be revised accordingly.

Response:

The Company has amended the disclosures throughout the prospectus to reflect that these acquisitions have not yet occurred.

89.	Please tell us why there are no pro forma adjustments to reflect inventories and property, plant and equipment acquired or to be acquired at fair value.

Response:

The Company did not reflect any adjustments to the fair value of inventory and fixed assets because it has determined that the carrying value of the assets approximates the fair value. The inventory is short term and is usually on the IPC balance sheet for less than thirty days. The fixed assets relate to equipment and furniture and fixtures with a short term life, and their carrying value approximated their fair value at the date of acquisition.

Securities and Exchange Commission
March 26, 2013

Recent Sales of Unregistered Securities, page 109

90.
State briefly the facts relied upon to make the exemption available in these transactions in addition to your general statement that you relied on Section 4(2).  Also, identify the person or class of persons to whom the securities were sold.  In this regard, “third party” as a description, standing alone, is not a class of persons.  In addition, please include the issuance of shares of your Class A Preferred Stock.

Response:

Under the caption “Recent Sales of Unregistered Securities” on page II–3, the Company has revised the Registration Statement to provide the requested information.

Undertakings, page 112

91.
Notwithstanding the fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities.  Please revise.

Response:

Under the caption “Undertakings” on page II–7, the Company has revised the Registration Statement as requested to provide the undertakings located at Item 512(a)(6) of Regulation S-K.

92.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

Response:

Under the caption “Undertakings” on page II–7, the Company has revised the Registration Statement as requested to provide the undertakings located at Item 512(a)(5)(ii) of Regulation S-K.

Exhibits Index, page 114

93.
With your next amendment please include your interactive data files required by Item 601(b)(101) of Regulation S-K, as well as the amended and restated bylaws to be in effect upon consummation of the offering.

Response:

We have included in Amendment No. 1 to the Company’s Registration Statement on Form S-1 the data files required by Item 601(b)(101) of Regulation S-K, as well as attached as an exhibit to such filing the Company’s amended and restated bylaws to be in effect upon the consummation of the offering.

Securities and Exchange Commission
March 26, 2013

Exhibit 10.24

94.
We note that according to your footnote that you have omitted certain schedules to your material contract exhibit 10.24 pursuant to Item 601(b)(2) and that you will provide the schedules upon request.  However, this appears to be a typo and you intended to refer to exhibit 10.14.  Also, while Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request in connection with any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto, there is not a similar provision in Item 601(b)(10) of Regulation S-K relating to material agreements.  Please re-file a complete copy of this agreement.

Response:

The Company filed as an exhibit to the Form S-1 a complete copy of the Loan and Security Agreement, dated as of September 17, 2012, between Genesis Group Holdings, Inc., Rives-Monteiro Leasing, LLC, Tropical Communications, Inc., the lenders party thereto and MidMarket Capital Partners, LLC, as agent, as well as the First Amendment to such agreement. The Company inadvertently included a  footnote indicating that certain schedules had been omitted, as there are no such omitted schedules.

Exhibit 23.1 Auditors Consent

95.	Please provide the auditor’s consent to the use of the audit reports provided on pages F-40, F-59, F-79 and F-97.

Response:

The Company has provided the auditors’ consents to use the audit reports contained the registration statement.

Securities and Exchange Commission
March 26, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Signatures, page 53

96.
The report should also be signed by your controller or principal accounting officer on your behalf and in his capacity as the controller or principal accounting officer.  Please refer to the signature section and General Instruction D(2) of Form 10-K.  Please tell us whether your chief financial officer also serves as your controller or principal accounting officer.  If so, please confirm to us that your chief financial officer signed the report in both capacities and that you will indicate each capacity in which he signs the report in future filings.  If not, please revise to provide the signature of your controller or principal accounting officer.

Response:

Our Chief Financial Officer, Dan Sullivan, also serves as the Company’s Principal Accounting Officer, and signed the report in both capacities.  In future filings we will indicate each capacity in which the report is signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani M. Ali Panjwani

cc:     Mr. Mark Munro